SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 7)


                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
     Vice President, General Counsel and Secretary Shorewood Packaging
                                Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




      Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on
 Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999, relating to the offer (the "Offer") by Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation, to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent.

 ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      Item 5 is hereby amended and supplemented as follows:

      Greenhill & Co., LLC ("Greenhill") was retained by Shorewood, pursuant to the terms of a letter agreement dated as of January 7, 2000 (the "Greenhill Letter Agreement"), to assist the Shorewood Board's Special Strategic Committee of Independent Directors (the "Special Committee") in its review of strategic alternatives to enhance stockholder value.

      Pursuant to the Greenhill Letter Agreement, Shorewood has agreed to pay Greenhill the following compensation:

      (a) an advisory fee of $200,000 (the "Advisory Fee"), payable in cash in two equal monthly installments of $100,000, the first of which was payable upon the execution of the Greenhill Letter Agreement; and

      (b) a transaction fee (the "Transaction Fee") determined in accordance with the schedule set forth below. The Transaction Fee is calculated by multiplying the Standard Transaction Fee Percentage (as hereinafter defined) by the Transaction Value (as hereinafter defined) and then that product by 80% (to reflect the fact that Shorewood has already engaged other financial advisors). Twenty-five percent of the Transaction Fee is payable in cash upon announcement of a binding acquisition agreement, and the remainder is payable in cash promptly upon consummation of Transaction (as hereinafter defined) if, during the term of the Greenhill Letter Agreement or within twelve months following termination thereof, a Transaction is consummated or a definitive agreement is entered into that subsequently results in a Transaction.

      The term "Transaction" in the Greenhill Letter Agreement means, whether in one or a series of transactions, the sale or other transfer, directly or indirectly, of all or a significant portion of the assets of Shorewood, or any other extraordinary corporate transaction involving Shorewood, whether by way of a merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, negotiated purchase, leveraged buyout, minority investment or partnership, collaborative venture or otherwise.


                          TRANSACTION FEE SCHEDULE

                           Standard Transaction          Standard
 Transaction Value            Fee Percentage          Transaction Fee
 -----------------         ---------------------      ---------------

 $100,000 (or lower)            1.20%                  $1,200,000 (or lower)
 $200,000                       1.00%                  $2,000,000
 $500,000                       0.70%                  $3,500,000
 $750,000                       0.60%                  $4,500,000
 $1,000,000                     0.50%                  $5,000,000
 $2,000,000                     0.40%                  $8,000,000
 $5,000,000                     0.30%                  $15,000,000
 $10,000,000 (or higher)        0.20%                  $20,000,000 (or higher)


      For purposes of calculating a Transaction Fee, "Transaction Value" equals the total proceeds and other consideration paid or to be paid in connection with a Transaction (which consideration shall be deemed to include amounts in escrow, payments made in installments and contingent payments), including, without limitation: (i) cash, (ii) notes, securities and other property, (iii) liabilities (other than accounts payable or other working capital), including all debt, pension liabilities and guarantees, assumed, (iv) payments made in installment, and (v) contingent payments (whether or not related to future earnings or operations).

      Under the Greenhill Letter Agreement, Shorewood has also agreed to reimburse Greenhill for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of its counsel and other consultants and advisors) and to indemnify Greenhill and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Greenhill's engagement by Shorewood.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:

 Exhibit No.    Description
 -----------    -----------

 28. Press release issued by Shorewood Packaging Corporation on January 10, 2000.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     SHOREWOOD PACKAGING CORPORATION


                     By:  /s/ Andrew N. Shore
                          ---------------------------------
                          Name:  Andrew N. Shore
                          Title: Vice President, General Counsel and
                                 Secretary

 Dated:  January 11, 2000